UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended December 31, 2006
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE NUMBER 1-10857
THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
470 Wheelers Farms Road
Milford, CT 06461
(Full name and address of plan)
THE WARNACO GROUP, INC.
501 Seventh Avenue
New York, New York 10018
(Name of issuer of securities held pursuant to the plan and the address of its principal executive offices)
Copies of all communication to:
The Warnaco Group, Inc.
Attention: Senior Vice President and General Counsel
501 Seventh Avenue 11th Floor
New York, New York 10018

INTRODUCTION
     The Warnaco Group, Inc., a Delaware corporation, has established The Warnaco Group, Inc. Employee Savings Plan (the “Plan”). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.
REQUIRED INFORMATION
FINANCIAL STATEMENTS AND EXHIBITS
     (a) Financial Statements: These documents are listed in the Index to Financial Statements.
     (b) Exhibits:
          Consent of Independent Registered Public Accounting Firm

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	F-12

INDEX TO EXHIBIT	F-13

EXHIBIT 23.1 Consent of Independent Registered Public Accounting Firm	S-1
EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
The Warnaco Group, Inc. Employee Savings Plan
New York, New York
We have audited the accompanying statements of net assets available for benefits of The Warnaco Group, Inc. Employee Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
New York, New York
June 29, 2007

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(Dollars in thousands)

	2006	2005
ASSETS
Investments:
Participant-directed investments	$52,685	$44,008
Participant loans	701	419

Total investments	53,386	44,427

Receivables:
Participant contributions	175	176
Employer contributions	1,986	1,973
Accrued investment income	26	24

Total receivables	2,187	2,173

Total assets	55,573	46,600

LIABILITIES
Payable for securities purchased	200	—
Accrued administrative expenses	10	69

Total liabilities	210	69

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR MARKET VALUE	$55,363	$46,531
Adjustment from fair value to contract value for fully benefit responsive investment contracts	95	(209)

NET ASSETS AVAILABLE FOR BENEFITS	$55,458	$46,322

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
(Dollars in thousands)

2006
ADDITIONS:
Contributions:
Participant	$6,346
Employer	4,163

Total contributions	10,509

Investment income:
Net appreciation in fair value of investments	2,396
Dividend income	1,580
Interest income	355

Total investment income	4,331

Total additions	14,840

DEDUCTIONS:
Benefit payments to participants	5,656
Administrative fees and expenses	48

Total deductions	5,704

INCREASE IN NET ASSETS	9,136

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	46,322

End of year	$55,458

See Notes to Financial Statements.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
1. DESCRIPTION OF THE SAVINGS PLAN
     The Warnaco Group, Inc. Employee Savings Plan (the “Savings Plan”) is sponsored by The Warnaco Group, Inc. (the “Company” or the “Sponsor”).
     The following description of the Savings Plan is provided for general information purposes only. Participants should refer to the Savings Plan document for a complete description of the Savings Plan’s provisions.
General - The Savings Plan is a defined contribution plan, which covers all domestic non-union employees and certain collectively-bargained employees of the Company who have attained age 21 and have completed either one year of service with a credit of 1,000 hours of service during the year or a period of service of three months, in each case, as provided in the Savings Plan document. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
     The Administrative Committee, which is appointed by the Board of Directors of the Company, serves without compensation, is responsible for the general administration of the Savings Plan and makes the final determination as to all questions arising in connection with the interpretation, application and administration of the Savings Plan. Merrill Lynch Trust Company, FSB (“Merrill Lynch”) serves as trustee and administrative service provider to the Savings Plan. Merrill Lynch also serves as an investment manager.
Contributions - Participants may elect to contribute a portion (after-tax or pre-tax in whole percentages from 1% to 20%) of their eligible compensation (as defined in the plan document, as amended) to the Savings Plan. The Company matches contributions to the Savings Plan equal to 65% of a participant’s contributions up to the first 3% of eligible compensation and 35% of a participant’s contributions up to the next 3% of eligible compensation. Section 401(k) of the Internal Revenue Code (the “Code”) and the Savings Plan limit the amount certain highly compensated individuals may contribute, based on amounts contributed by lower compensated individuals. All employees were limited to a maximum contribution of $15,000 in 2006 by Code Section 402(g). Participants age 50 or older were eligible to make an additional annual “catch-up” contribution of up to $5,000 pre-tax if they met legal and/or plan limits for the year. If any participant’s compensation deferrals for a year exceed the maximum allowable for that year, the excess amount may be returned to the participant as taxable compensation. The Savings Plan also allows participants to rollover contributions from other qualified plans into the Savings Plan.
     Beginning in 2005, the Savings Plan was amended to add a profit sharing feature. Employees who are eligible for the Savings Plan (whether or not they actually contribute) and who are employed by the Company on the last day of the calendar year, are eligible for any profit sharing contribution. In addition, employees who terminate service during the year due to death, total and permanent disability and retirement at 65 or older, are also qualified for the profit sharing contribution. Pursuant to the profit sharing feature, the Company will make annual contributions in an amount to be determined each year at the Company’s discretion of up to 2% of an eligible employee’s eligible compensation. As of December 31, 2006 and 2005, the Savings Plan had an employer receivable from the Company of $1,986,000 and $1,973,000, respectively, related to such profit sharing feature. The receivable amount as of December 31, 2006 is also included in the line item Employer contributions in the Statement of Changes in Net Assets Available for Benefits.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
Participants’ Accounts – Individual accounts are maintained for each participant. Each participant’s account is increased for the participant’s contributions (may include both before-tax and after-tax contributions), decreased for the participant’s benefits/withdrawals and adjusted for allocations of (a) the Company’s contributions; (b) Savings Plan earnings; (c) administrative expenses; and (d) Savings Plan losses. Allocations are based on participant eligible earnings or account balances, as defined in the Savings Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting - Participants in the Savings Plan are fully vested in their contributions, plus actual earnings thereon, at all times. Participants vest ratably in their share of Company matching and profit sharing contributions and in earnings thereon over a four-year period.
Retirement Age - Normal retirement age is 65.
Investment Options - Participants may direct the investment of their contributions into various investment options offered by the Savings Plan. The Savings Plan offers a common collective trust, investment contracts and mutual funds as investment options to participants. Effective January 1, 2005, the Savings Plan added The Warnaco Group, Inc. Common Stock (“Warnaco Common Stock”) as an investment option (see Note 4 – Investments). Participants may allocate investment balances to the investment options in any combination as long as each investment is made in even multiples of 10% of the participant’s fund balance. Participants should refer to the applicable fund’s prospectus or the Savings Plan document for a complete description of each investment option. Effective January 1, 2006, new participants that do not make an investment election will have all contributions to their account allocated to a conservative fund investment option per the Savings Plan document.
Benefit Payments - Upon termination of service, death, total and permanent disability or retirement, vested benefits due to the participants or their beneficiaries will be paid in a lump sum, installments or as an annuity. The Savings Plan also allows for hardship and in-service withdrawals under certain circumstances.
Forfeited Accounts - As provided in the Savings Plan, forfeitures by participants of Company contributions and earnings thereon during any calendar month are maintained in the Savings Plan’s forfeiture account. Amounts maintained in the forfeiture account are used to pay Savings Plan expenses and may be used to reduce future Company contributions to the Savings Plan. During the year ended December 31, 2006, forfeited nonvested accounts of approximately $106,000 were used to pay administrative expenses. The balance in the forfeiture account as of December 31, 2006 and 2005 was approximately $127,000 and $55,000, respectively.
Participant Loans - The Savings Plan was amended effective January 1, 2005 to allow participant loans. The Savings Plan allows eligible participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. General purpose loans must be repaid over a term of no more than five years and loans for the purchase of a primary residence must be repaid over a term of no longer than 15 years. Loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, as determined on a uniform basis by the Administrative Committee. Interest rates ranged between 8.25% and 9.25% for loans established during the Savings Plan year ended December 31, 2006. Principal and interest are paid ratably through weekly, semi-monthly or monthly payroll deductions.
Voluntary Correction Program – During the third quarter of fiscal 2007, the Company will submit a Voluntary Correction Program Submission with the Internal Revenue Service in regards to administration of Savings Plan amendments that were approved in prior years.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Savings Plan provides for various investment options including common collective trusts, investment contracts, mutual funds and Warnaco Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. See Note 4 – Investments.
Adoption of New Accounting Standards – The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans  (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.
Investment Valuation and Income Recognition – The Savings Plan’s investments in mutual funds, Warnaco common stock, money market funds and participant loans are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Savings Plan at year-end. Participant loans are valued at the outstanding loan balances.
     Investment contracts are valued at fair value and adjusted to contract value as required by the FSP. The adjustment from fair market value to contract value was approximately $87,000 and approximately $376,000 at December 31, 2006 and 2005, respectively (see Note 3 – Investment Contracts).
     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses incurred by individual investment funds are deducted from income earned on those investment funds and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment fund return for such investments.
Valuation of Investments (Common Collective Trusts) – Amounts for investments in common collective trusts are at estimated fair value. Investments in common collective trusts that do not invest in guaranteed investment contracts are valued at the net asset value of the shares held by the Savings Plan at year-end, which is based on the fair value of the underlying assets.
     The Savings Plan’s investment in one common collective trust consists of funds that invest primarily in guaranteed investment contracts with a high quality insurance company. The Savings Plan’s investments in this common collective trust is valued at amounts contributed, plus the Savings Plan’s pro-rata share of interest income earned by such funds, less administrative expenses and withdrawals. In accordance with the FSP, an adjustment from fair value to contract value for this investment has been made as the trust invests in benefit responsive investment contracts, among other investments. The adjustment from fair market value to contract value as of December 31, 2006 and 2005 for this common collective trust was an increase of approximately $182,000 and approximately $167,000, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
Payment of Benefits – Benefits payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Savings Plan but have not been paid were $0 at December 31, 2006 and approximately $60,000 at December 31, 2005.
Administrative Expenses - Expenses of the Savings Plan are paid by either the Savings Plan or the Savings Plan’s Sponsor, as provided in the Savings Plan document. These expenses include recordkeeping services provided by the trustee, which are charged to each participant’s account in equal amounts, and professional services, which are paid out of the forfeiture account (see Note 1). These administrative expenses are shown as a separate line item in the Statement of Changes in Net Assets Available For Benefits for the Year Ended December 31, 2006 and 2005.
3. INVESTMENT CONTRACTS
     The Savings Plan has a fully benefit-responsive investment contract with Travelers Insurance Company (“Travelers”). Travelers maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Savings Plan by Travelers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
     Travelers is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Savings Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on an annual basis for resetting. The crediting interest rate was 4.25% and 4.20% at December 31, 2006 and 2005, respectively. The crediting interest rate for 2007 is 4.25%.

	2006	2005
Average yields:
Based on annualized earnings (1)	4.56%	4.31%
Based on interest rate credited to participants (2)	4.56%	4.31%

(1)	Computed by dividing the annual actual earnings of the contract by the average fair value of the outstanding investments.

(2)	Computed by dividing the annual actual earnings credited to particpants by the average fair value of the outstanding investments.
     The Savings Plan considers the credit and other risks associated with the Travelers investment contract to be minimal and therefore has not provided any reserves against contract value. The Travelers contract matures December 31, 2025.
     Effective January 1, 2004, the Travelers investment contract no longer accepts new contributions from participants. Contributions that were already invested in the Travelers investment contract prior to January 1, 2004 will remain in the fund until the earlier of: a) the date a participant elects to transfer their contribution to another fund; b) the date the Savings Plan no longer permits contributions to remain in the fund; or c) the date the participant withdraws their contribution from the Savings Plan.
4. INVESTMENTS
     Investments as of December 31, 2006 and 2005 at fair value are as follows:

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

		December 31,
		2006	2005
		(Dollars in thousands)
Guaranteed Investment Contract:
Travelers Group, Inc. Investment Contract — GR 10511 6,893,536 and 7,989,166 shares, respectively(1)	*	$6,980	$8,344
Common Collective Trusts:
Merrill Lynch Equity Index Trust ** 87,110 and 89,067 shares, respectively	*	9,361	8,288
Merrill Lynch Retirement Preservation Trust ** 10,115,868 and 9,025,982 shares, respectively(2)	*	9,934	8,859
Merrill Lynch Retirement Preservation Trust GM ** 761,069 and 241,265 shares, respectively		761	241
Mutual Funds:
American Mutual Fund zero and 28,157 shares, respectively		—	737
American Mutual Fund GM zero and 26,727 shares, respectively		—	699
Blackrock Fundamental Growth 283,337 and zero shares, respectively		5,641	—
Blackrock Fundamental Growth GM 42,111 and zero shares, respectively		839	—
Blackrock Global Allocation Fund 486,677 and zero shares, respectively		8,866	—
Eaton Vance Large Cap Value Fund 67,832 and zero shares, respectively		1,427	—
Eaton Vance Large Cap Value Fund GM 52,453 and zero shares, respectively		1,104	—
Federated Government Income 2,979 and zero shares, respectively		26	—
Federated Government Income GM 100,041 and zero shares, respectively		877	—
Hotchkis & Wiley Small Cap Val A 42,905 and 32,044 shares, respectively		1,969	1,575
Hotchkis & Wiley Small Cap Val A GM 5,037 and 8,696 shares, respectively		231	427
Merrill Lynch Growth Fund CL ** zero and 278,820 shares, respectively	*	—	5,339
Merrill Lynch Growth Fund GM ** zero and 31,183 shares, respectively		—	597
Merrill Lynch Global Allocation Fund ** zero and 456,342 shares, respectively	*	—	7,731
Neveen Tradewinds Intl Value Fund 8,223 and zero shares, respectively		267	—
Neveen Tradewinds Intl Value Fund GM 30,838 and zero shares, respectively		1,001	—
Oppenheimer Small & Mid Cap Fund 7,369 and zero shares, respectively		272	—
Oppenheimer Small & Mid Cap Fund GM 4,186 and zero shares, respectively		155	—
PIMCO Total Return Fund CL A 66,999 and 32,938 shares, respectively		696	346
PIMCO Total Return Fund CL A GM 94,101 and 59,857 shares, respectively		977	629
Victory Special Value Fund CL 13,779 and zero shares, respectively		235	—
Victory Special Value A — GM 32,729 and zero shares, respectively		559	—
The Warnaco Group, Inc. Common Stock: **
12,110 and 5,211 shares, respectively		307	139
Participant Loans: **
Interest rates ranging from 5.00% to 9.25%		701	419
Money Market Fund:
Merrill Lynch Cash and Distribution Account **		200	57

		$53,386	$44,427

*	Represents 5% or more of the Savings Plan’s net assets available for benefits as of December 31, 2006 and/or 2005.

**	Permitted party-in-interest

(1)	Contract value of such investment was $6,894 and $7,968 at December 31, 2006 and 2005, respectively.

(2)	Contract value of such investment was $10,116 and $9,026 at December 31, 2006 and 2005, respectively.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
     During 2006, the Savings Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,396,000 as follows:

2006
(in thousands)
Net appreciation/(depreciation) in fair value of investments:
Common Collective Trusts	$1,284
The Warnaco Group, Inc. common stock	26
Mutual funds:
American Mutual Fund	25
American Mutual Fund GM	21
Blackrock Fundamental Growth	213
Blackrock Fundamental Growth GM	23
Blackrock Global Allocation Fund	605
Eaton Vance Large Cap Value Fund	107
Eaton Vance Large Cap Value Fund GM	96
Federated Government Income	1
Federated Government Income GM	5
Hotchkis & Wiley Small Cap Val A	(145)
Hotchkis & Wiley Small Cap Val A GM	(7)
Neveen Tradewinds Intl Value Fund	15
Neveen Tradewinds Intl Value Fund GM	92
Oppenheimer Small & Mid Cap Fund	9
Oppenheimer Small & Mid Cap Fund GM	9
PIMCO Total Return Fund CL A	(3)
PIMCO Total Return Fund CL A GM	(11)
Victory Special Value Fund CL	4
Victory Special Value A — GM	27

Net appreciation in fair value of investments	$2,396

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
     Merrill Lynch, the trustee as defined by the Savings Plan, manages the assets of the Savings Plan and therefore investments in mutual funds and other investments managed by Merrill Lynch qualify as exempt party-in-interest transactions. The Savings Plan incurred fees for Merrill Lynch recordkeeping services of approximately $39,000 which were paid or payable to the trustee for the year ended December 31, 2006. Fees paid by the Savings Plan for investment management services were included as a reduction of the return earned on each fund.
     As of December 31, 2006 and 2005, the Savings Plan held 12,110 shares and 5,211 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of approximately $264,000 and $125,000, respectively.
     Certain officers and employees of the Company (who may also be participants in the Savings Plan) perform certain administrative, record keeping, accounting and financial reporting services on

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
behalf of the Savings Plan. The Company pays these individuals’ salaries and also pays other administrative expenses on behalf of the Savings Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the Code and ERISA’s Rules on Prohibited Transactions.
6. FEDERAL INCOME TAX STATUS
     The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 2003 that the Savings Plan and related trust are designed in accordance with applicable sections of the Code. The Savings Plan has been amended since receiving the determination letter; however, the Savings Plan administrator and the Savings Plan’s tax counsel believe the Savings Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Savings Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Savings Plan’s financial statements.
7. PLAN TERMINATION
     Although it has not expressed any intent to do so, the Company has the right to terminate the Savings Plan at any time subject to the provisions of ERISA. In the event that the Savings Plan is terminated, participants would become 100% vested in their accounts.
8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500 (in thousands):

	2006	2005
Net assets available for benefits per the financial statements	$55,458	$46,322
Adjustment from fair value to contract value for common collective trusts	(182)	—
Amounts allocated to withdrawing participants	—	(60)

Net assets available for benefits per the Form 5500	$55,276	$46,262

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006 to Form 5500 (in thousands):

Benefits paid to participants per the financial statements	$5,656
Add: Amounts allocated to withdrawing participants at December 31, 2006	—
Less: Amounts allocated to withdrawing participants at December 31, 2005	(60)

Benefits paid to participants per Form 5500	$5,596

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.
     The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2006 to Form 5500 (in thousands):

Increase in net assets per the financial statements	$9,136
Plus: Adjustment to benefits paid to participants	60
Less: Adjustment from fair value to contract value for common collective trusts	(182)

Increase in net assets per Form 5500	$9,014

* * * * * * *

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN	EIN: 95-4032739
PN: 020
FORM 5500 SCHEDULE H, Part IV, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a)	(b)	(c)	(d)		(e)
	Identity of Issue	Description of Investment	Cost	Shares	Current Value
	Travelers Group, Inc. Investment Contract No.	Guaranteed Investment Contract No. GR-10511 - 4.25% Matures 12/31/2025	**	6,893,536	$6,980,073
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	87,110	9,360,822
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	10,115,868	9,934,084
*	Merrill Lynch Retirement Preservation Trust GM	Common Collective Trust	**	761,069	761,069
	Blackrock Fundamental Growth	Mutual Funds	**	283,337	5,641,242
	Blackrock Fundamental Growth GM	Mutual Funds	**	42,111	838,433
	Blackrock Global Allocation Fund	Mutual Funds	**	486,877	8,866,026
	Eaton Vance Large Cap Value Fund	Mutual Funds	**	67,832	1,427,187
	Eaton Vance Large Cap Value Fund GM	Mutual Funds	**	52,453	1,103,615
	Federated Government Income	Mutual Funds	**	2,979	26,123
	Federated Government Income GM	Mutual Funds	**	100,041	877,363
	Hotchkis & Wiley Small Cap Val A	Mutual Funds	**	42,905	1,968,922
	Hotchkis & Wiley Small Cap Val A GM	Mutual Funds	**	5,037	231,134
	Neveen Tradewinds Intl Value Fund	Mutual Funds	**	8,223	267,004
	Neveen Tradewinds Intl Value Fund GM	Mutual Funds	**	30,838	1,001,300
	Oppenheimer Small & Mid Cap Fund	Mutual Funds	**	7,369	272,285
	Oppenheimer Small & Mid Cap Fund GM	Mutual Funds	**	4,186	154,661
	PIMCO Total Return Fund CL A	Mutual Funds	**	66,999	695,451
	PIMCO Total Return Fund CL A GM	Mutual Funds	**	94,101	976,769
	Victory Special Value Fund CL	Mutual Funds	**	13,779	235,347
	Victory Special Value A - GM	Mutual Funds	**	32,729	559,006
*	The Warnaco Group, Inc. Common Stock	Common Stock	**	12,110	307,346
*	Various Participants	Participant loans with interest rates ranging from 5.00% to 9.25%, maturing between 2007 and 2021.	**		700,661
*	Merrill Lynch Cash and Distribution Account	Money Market Fund	**		200,234

					$53,386,157

*	Party-in-interest

**	Cost information is not required for participant directed investments and is therefore not included

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, The Warnaco Group, Inc., as Savings Plan administrator, has duly caused this Annual Report on Form 11-K for the period ended December 31, 2006 to be signed on its behalf by the undersigned thereunto duly authorized.

THE WARNACO GROUP, INC. EMPLOYEE SAVINGS PLAN
Date: June 29, 2007	By:	/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer of The Warnaco Group, Inc.

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm